Exhibit 3.1

AMENDMENT TO ARTICLE III, SECTION 2 OF THE FIFTH AMENDED AND RESTATED BYLAWS OF THE COMPANY

The first two sentences of Article III, Section 2 of the Fifth Amended and Restated Bylaws of Pacific Sunwear of California, Inc. are hereby deleted and replaced with the following:

“The authorized number of directors shall be not less than six or more than 10 until changed by Amendment of the Articles of Incorporation or by a bylaw duly adopted by approval of the outstanding shares. The exact number of directors shall be fixed, within the limit specified, by amendment of the next sentence duly adopted either by the Board of Directors or the shareholders. The exact number of directors shall be nine until changed as provided in this Section 2.”